Exhibit 99.5


     MEMORANDUM OF UNDERSTANDING, dated March 7, 2002, between DENTSU INC., a company organized under the laws of Japan ("Dentsu"), and PUBLICIS GROUPE S.A., a societe anonyme organized under the laws of the Republic of France ("Publicis").

     WHEREAS, Publicis has entered into an Agreement and Plan of Merger (the "Merger Agreement") with B|COM3 GROUP, INC., a corporation organized under the laws of Delaware ("B|Com3"), and a wholly-owned Delaware subsidiary of Publicis (the "Acquisition Company"), providing among other things for the merger (the "Merger") of B|Com3 into the Acquisition Company;

     WHEREAS, Dentsu is the holder of 4,284,873 shares of the Class B Common Stock (the "B|Com3 Shares") of B|Com3;

     WHEREAS, Dentsu has entered into a Support Agreement (the "Support Agreement") with Publicis, providing among other things for Dentsu to vote its B|Com3 Shares in favor of the Merger; and

     WHEREAS, Dentsu has expertise in providing advertising agency services, Publicis (together with B|Com3) has expertise in providing advertising agency services in Australia, Central, Eastern and Western Europe, and in the Americas, and the parties recognize that entering into a Strategic Alliance Agreement would result in substantial efficiencies by allowing Dentsu and Publicis to learn from each other's expertise and thereby enable both firms to compete more effectively with global advertising agencies such as WPP, IPG and Omnicon, as well as many local competitors;

     THE PARTIES HERETO, intending to be bound, agree as follows:

     1. In accordance with the Support Agreement, Dentsu will vote its B|Com3 Shares in favor of approval of the Merger Agreement at the meeting of B|Com3 shareholders called for the purpose of approving the Merger Agreement, provided that:

         (i) as a result of the Merger, Dentsu will own that number of ordinary shares (actions ordinaires) of Publicis ("Publicis Shares") required to entitle Dentsu to not less than 15% of the voting power of Publicis; and

         (ii) the conditions set forth in Section 2 hereof shall have been satisfied; and

         (iii) Dentsu shall not have determined (based on the opinion of Dentsu's legal counsel) that its investment in Publicis and the arrangements contemplated by the Memorandum of Understanding, dated this date, between Dentsu and Madame EB, a complete and correct copy of which is attached hereto as Exhibit A, will require Dentsu


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     and Madame EB to make a public tender offer for Publicis under French law or the Conseil des Marches Financiers shall have granted an exemption to the obligation to file a tender offer;

     2. On or before the first date on which Dentsu is required pursuant to the Support Agreement to vote its B|Com3 Shares in favor of the Merger, Dentsu and Publicis will enter into a Strategic Alliance Agreement providing for the following, it being provided that absent agreement by the date of such vote, the Parties will be bound by the terms of this Memorandum of Understanding:

         (i) Publicis will cause its affiliates S&S and Zenith & Publicis to terminate in an orderly manner and with respect for its current partners, within 12 to 18 months after the effective time of the merger, their respective current arrangements and agreements with partners in Japan. Publicis will have terminated its arrangements relating to possible acquisitions of advertising agencies in Japan.

         (ii) Publicis will partner exclusively with Dentsu in Japan and will not initiate any new activity in Japan without prior consultation with Dentsu.

         (iii) Publicis companies will, as and when requested by Dentsu, represent Dentsu and its clients, subject to limitations imposed by client conflict policies, in the Americas, Central, Eastern and Western Europe and Australia and New Zealand, provided that:

             (x) subject to conflict limitations, Dentsu may choose the member of the Publicis group it wishes to partner with to develop global client relationships; and

             (y) where it is in the mutual interest of the parties, Dentsu will consolidate its existing business with the operations of the Publicis group in Europe and the Americas, on mutually acceptable terms and conditions.

         (iv) Dentsu will agree to consult with Publicis before making any investments, initiating joint ventures or new ventures in Australia, Central, Eastern and Western Europe, and the Americas, provided that Dentsu and Publicis agree that:

             (x) Dentsu may invest in such markets independently of Publicis if Dentsu determines that it is in its best interest to do so, and if it so determines it will inform Publicis of such determination before entering into binding commitments therefor;


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             (y) Dentsu will not partner with WPP, IPG, Omnicom or Havas; and

             (z) Publicis will not partner with WPP, IPG, Omnicon, Havas or Hakuhodo.

         (v) Publicis will agree to the continued expansion of the Dentsu Network in Asia and acknowledge the existing Dentsu partnership with WPP and DYR, but Dentsu will agree not to expand such partnership.

         (vi) Dentsu and Publicis will agree to the mutual development of a global media alliance on terms satisfactory to them respectively.

         (vii) Dentsu and Publicis will agree to share, on terms satisfactory to them and to the extent permitted by relevant contractual obligations, knowledge, research, and learning that can be used to develop and improve services to multinational clients.

         (viii) Publicis will acknowledge that Dentsu has built relationships and new business programs with Leo Burnett, and will, wherever possible, facilitate the continuation of such relationship and programs following the Merger.

         (ix) Dentsu and Publicis expect to conduct joint development activities of various communication businesses internationally, including, in particular, sports marketing businesses where Dentsu is the global leaders in the market. Such development activities may include the formation of one or more joint ventures that will bear the names of both Publicis and Dentsu.

         (x) Dentsu and Publicis will form an Executive Group to manage the relationship. Its members will be the CEO and COO of Publicis and two executives from Dentsu. The Executive Group will meet quarterly. Dentsu and Publicis will keep each other informed through the mechanism of the Executive Group of their respective expansion plans in Asia (exclusive, in the case of Dentsu, of Japan).

         (xi) The term of the Strategic Alliance Agreement will be 20 years, subject to earlier termination by either party, on suitable notice to be agreed by the parties, in the event the percentage of outstanding ordinary shares of Publicis owned directly or indirectly by Dentsu shall become less than 10% by reason of the transfer by Dentsu of any of its Publicis ordinary shares, or by the failure by Dentsu to exercise its preemptive rights (droits preferentiels de souscription) or any rights of Dentsu that would entitle it to subscribe to shares on the same terms and in the same quantity as if it were exercising such preemptive rights, in each case with respect to any new issuance of Publicis ordinary shares.


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     3. Dentsu and Publicis agree that, if any of the arrangements contemplated by this Memorandum of Understanding would result in Dentsu's inability to equity account for its investment in Publicis, Dentsu and Publicis shall use their respective best efforts to adjust such arrangements to the extent necessary so as to permit Dentsu to equity account for its investment in Publicis, provided that the economic and legal substance of such adjusted arrangements will be substantially equivalent to that of the arrangements contemplated initially by this Memorandum of Understanding.

     4. This Memorandum of Understanding shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of New York without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of a jurisdiction other than the State of New York.

     5. All disputes arising under this Memorandum of Understanding or the Strategic Alliance Agreement, or relating hereto or thereto, will be settled by binding arbitration in Geneva under the Rules of the London Court of International Arbitration (the "LCIA"). The arbitral tribunal will be composed of two arbitrators chosen by the respective parties and a chairman jointly chosen by the two arbitrators (and absent agreement, by the President of the "Tribunal de Premiere Instance du Canton de Geneve"). The arbitration shall be conducted in the English language.

     6. The parties will keep this Memorandum of Understanding strictly confidential and will not disclose it or the transactions contemplated hereby except as may be required by applicable law and stock exchange rules and to their respective advisers. Except as may be required by applicable law or the rules of any securities exchange on which a party's securities are traded, any press release or similar communication by either party as to this Memorandum of Understanding or the transactions contemplated hereby must be reviewed by the other party and the other party must be given a reasonable opportunity to comment thereon.




DENTSU INC.                                 PUBLICIS GROUP S.A.

     /s/ Yutake Narita                           /s/ Maurice Levy
By: ------------------------                By: ----------------------------
    President                                   President du Directoire
    Yutaka Narita



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APPROVED:

                                            B|COM3 GROUP, INC.


                                            By: ----------------------------
                                                Chief Executive Officer





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